RLJ Acquisition, Inc.
3 Bethesda Metro Center, Suite 1000
Bethesda, MD 20814

                                            February 14, 2011

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	RLJ Acquisition, Inc.
Registration Statement on Form S-1 (Commission File No.  333-170947)
Acceleration Request

Ladies and Gentlemen:

In connection with the Registration Statement on Form S-1 (No. 333-170947) of RLJ Acquisition, Inc. (the “Registrant”), originally filed with the Commission on December 3, 2010 (the “Registration Statement”), on February 10, 2011, the Registrant submitted a request for acceleration of the effective date and time of the Registration Statement to 4:00 p.m. (EST) on Monday, February 14, 2011, or as soon thereafter as practicable.  The Registrant hereby requests the Securities and Exchange Commission (the “Commission”) to delay the effective date of the above-reference Registration Statement until such time as the Commission receives a formal written request from the Registrant requesting a revised effective date.

Sincerely,

RLJ ACQUISITION, INC.

/s/ H. Van Sinclar
H. Van Sinclair
President and Chief Executive Officer